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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED SHARE DIVIDENDS

	Successor		Predecessor
(in thousands, except for ratio amounts presented)	Six Months Ended June 30, 2017	October 11, 2016 through December 31, 2016	January 1, 2016 through October 10, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Earnings:
Income (loss) before income taxes	$42,974	$(8,985)	$(219,130)	$(38,897)	$19,312
Add: Fixed charges	$1,191	$403	$5,695	$6,349	$2,553
Total Earnings Available for Fixed Charges	$44,165	$(8,582)	$(213,435)	$(32,584)	$21,865
Fixed Charges:
Interest Expense	$903	$308	$5,302	$5,784	$2,159
Amortized Premiums, Discounts and Debt Issue Costs	214	70	323	482	316
Estimate of Interest Within Rental Expense	74	25	69	83	78
Total Fixed Charges	$1,191	$403	$5,695	$6,349	$2,553
Ratio of Earnings to Fixed Charges	37.09	—(1)	—(2)	—(3)	8.56
Preferred Stock Dividend Requirements	—	—	—	—	—
Total Fixed Charges Plus Preferred Stock Dividends	$1,191	$403	$5,695	$6,349	$2,553
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	37.09	—(1)	—(2)	—(3)	8.56

(1)
Earnings for the period from October 11, 2016, through December 31, 2016 (Successor) were insufficient to cover fixed charges by approximately $9.0 million.

(2)
Earnings for the period from January 1, 2016, through October 10, 2016 (Predecessor) were insufficient to cover fixed charges by approximately $219.1 million.

(3)
Earnings for the year ended December 31, 2015 were insufficient to cover fixed charges by approximately $38.9 million.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS